

東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)




06012738

12th April, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 11th April, 2006.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

MAJOR AND CONNECTED TRANSACTION – FORMATION OF THE JOINT VENTURE COMPANY FOR A PROPERTY DEVELOPMENT PROJECT IN NANJING, THE PRC INCLUDING PROVISION OF FINANCING TO THE JOINT VENTURE COMPANY

The Board wishes to announce that the Shareholders' Agreement was entered into amongst ONFEM SPV, WODL and ODCL on 11th April 2006, pursuant to which ODCL will become the Joint Venture Company to undertake the property development on the Land through the Project Company which was established on 5th January 2006 and wholly-owned by ODCL. Upon completion of the Share Transfer, the equity interests in ODCL will be owned as to 71% by the Group and as to 29% by WODL.

ONFEM SPV and WODL estimate that, before financing from financial institutions is expected to be arranged and be available to the Project Company, the Project Company would require a total financing (the "**Initial Financing**") of approximately RMB180,000,000 (approximately HK$173,077,000) to meet the full payment of the relevant land premium and other preliminary expenses, including the registered capital of the Project Company of US$3,300,000 (approximately HK$25,740,000). The Initial Financing will be provided by the Joint Venture Company by way of registered capital and shareholders' loans.

On 9th December 2005, the Company (on behalf of ONFEM SPV) received from WODL a sum of US$957,000 (approximately HK$7,465,000) in cash as the share of Mr. Tsui and Mr. Ser of the tender deposit for the Land pursuant to the negotiations of a non-binding letter of intent entered into on 21st December 2005 between the Company and Mr. Tsui and Mr. Ser. Upon completion of the Share Transfer, such payment from WODL will be applied as the shareholder's loan from WODL to the Joint Venture Company in proportion to its equity interest in the Joint Venture Company for the purpose of funding the registered capital of the Project Company.

Pursuant to the Shareholders' Agreement, the remaining amount of the Initial Financing of approximately RMB153,230,000 (approximately HK$147,337,000), being the Initial Financing of RMB180,000,000 (approximately HK$173,077,000) less the contribution from WODL of US$957,000 (approximately HK$7,465,000) and ONFEM SPV's share in funding the registered capital of the Project Company of US$2,343,000 (approximately HK$18,275,000), will be provided solely by ONFEM SPV (and/or its specified company or companies) by way of shareholder's loans to the Joint Venture Company. As part of the negotiations amongst the Company, Mr. Tsui and Mr. Ser and under the Shareholders' Agreement, in lieu of providing a shareholder's loan equivalent to 29% of the aforementioned remaining amount of the Initial Financing (approximately RMB44,437,000 or HK$42,728,000) (the "**Excess Loan**"), WODL will pledge (or will procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the above individuals to pledge) to ONFEM SPV certain unencumbered properties (the "**Pledging Properties**"), which are acceptable to ONFEM SPV and with an aggregate acceptable value of not less than the Excess Loan. All of the Pledging Properties are real estate properties in Hong Kong.

Since Mr. Tsui was a director of the Project Company at the time the Shareholders' Agreement was entered into, he is a connected person of the Company by virtue of the fact that he is a director of a subsidiary of the Company. Furthermore, since Mr. Tsui and his associates are jointly the controlling shareholders of WODL, WODL is a connected person of the Company. As such, the Transaction constitutes a connected transaction for the Company under the Listing Rules. Save for the connection between Mr. Tsui and the Company and the relationships amongst Mr. Tsui and the remaining shareholders of WODL as mentioned above, the Directors, to the best of their knowledge, information and belief and having made all reasonable enquiries, confirm that the shareholders of WODL are independent third parties not connected with the Directors, chief executive and substantial shareholders of the Company and its subsidiaries and their respective associates. In addition, the Directors, to the best of their knowledge, information and belief and having made all reasonable enquiries, confirm that none of the shareholders of WODL holds any securities of the Company as of the date of this announcement.

Based on the applicable size tests regarding the total capital commitment (including equity and loans) of the Group with respect to the Transaction, the relevant percentage ratio under Rule 14.07 of the Listing Rules exceeds 25% but is less than 75%. Accordingly, the Transaction also constitutes a major transaction for the Company under the Listing Rules.

June Glory is the controlling shareholder of the Company directly and indirectly holding 416,585,852 shares in the Company, representing approximately 53.95% of the issued share capital of the Company as of the date of this announcement. June Glory is not (i) a party to the Shareholders' Agreement or (ii) an associate of any party to the Shareholders' Agreement or any shareholder of any party to the Shareholders' Agreement (save for June Glory's interests held through the Company) and does not have any material interest in the Transaction pursuant to Rules 2.15 and 2.16 of the Listing Rules. As such, June Glory will not be required to abstain from voting at a general meeting of the Company to approve the Transaction. Furthermore, no Shareholder will be required to abstain from voting at a general meeting of the Company to approve the Transaction. The Company has obtained a shareholder's written approval from June Glory with respect to the resolution to approve the Transaction. In order to save time and costs in convening a general meeting, the Company has made an application to the Stock Exchange under Rules 14.44 and 14A.43 of the Listing Rules for a waiver from the requirement for the Transaction to be approved by the Shareholders in general meeting and the Stock Exchange has, on 4th April 2006, indicated to the Company that such waiver would be granted accordingly.

The Independent Board Committee has been formed by the Board to advise the Independent Shareholders in respect of the Transaction. An independent financial adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Transaction.

A circular containing information regarding, amongst other matters, the Shareholders' Agreement, a valuation report of the Land, the advice from the Independent Board Committee to the Independent Shareholders and the opinion of the independent financial adviser in connection with the Transaction will be despatched to the Shareholders as soon as practicable.

BACKGROUND

On 21st December 2005, the Company entered into a non-binding letter of intent with Mr. Tsui and Mr. Ser in respect of the major terms relating to the bidding of and the joint development of the Land on a 71:29 basis. On the same date, through its indirect wholly-owned subsidiary, ODCL, the Company submitted a bid to acquire the land use rights of the Land at a price of RMB160,000,000 (approximately HK$153,846,000) in a public tender and such bid was awarded to ODCL on 23rd December 2005.

On 5th January 2006, ODCL established the Project Company to acquire the legal title of the Land and undertake the property development project thereon. The Company had paid up the registered capital of the Project Company of US$3,300,000 (approximately HK$25,740,000). Mr. Tsui was appointed as one of the four directors of the Project Company upon its establishment.

As part of the negotiations amongst the Company, Mr. Tsui and Mr. Ser relating to the bidding of and the joint development of the Land, it was intended that Mr. Tsui and Mr. Ser would form a joint venture with the Group through WODL which is owned by Mr. Tsui (together with his wife and sons) and Mr. Ser (together with his daughter), and WODL will own 29% equity interest in such joint venture. It is against this background that the Shareholders' Agreement was entered into amongst ONFEM SPV, WODL and ODCL. Pursuant to the Shareholders' Agreement, KIL will transfer 29% equity interest in ODCL to WODL for a cash consideration of HK$2,900. As a result, ODCL will become the Joint Venture Company owned as to 71% by the Group and as to 29% by WODL upon completion of the Share Transfer and ODCL will continue to be a subsidiary of the Company.

THE SHAREHOLDERS' AGREEMENT

Date

11th April 2006

Parties

(1) ONFEM SPV;

(2) WODL, a company incorporated under the laws of Hong Kong with limited liability with principal business activity of investment holding; and

(3) ODCL

Subject matter

The Shareholders' Agreement sets out, among other things, the transfer of a 29% equity interest in ODCL from KIL to WODL and how the Joint Venture Company shall be managed and operated, including the funding arrangements for the Joint Venture Company and the Project Company.

Business objective of the Joint Venture Company and the Project Company

The Joint Venture Company is an investment holding company of the Project Company, the principal business of which will be property development on the Land.

Management of the Joint Venture Company and the Project Company

The board of directors of each of the Joint Venture Company and the Project Company will comprise four directors. ONFEM SPV and WODL will be entitled to nominate three directors and one director to each of the board of directors of the Joint Venture Company and the Project Company respectively. All major matters in relation to the property development project on the Land will be decided by the board of directors of the Joint Venture Company or the Project Company (as the case may be).

The Project Company will be managed by senior management nominated by ONFEM SPV and WODL respectively.

Estimated initial investment amount and funding arrangements of the Joint Venture Company and the Project Company

ONFEM SPV and WODL estimate that, before financing from financial institutions is expected to be arranged and be available to the Project Company, the Project Company would require a total financing (the "**Initial Financing**") of approximately RMB180,000,000 (approximately HK$173,077,000) to meet the full payment of the relevant land premium and other preliminary expenses, including the registered capital of the Project Company of US$3,300,000 (approximately HK$25,740,000). The Initial Financing will be provided by the Joint Venture Company by way of registered capital and shareholder's loans.

On 9th December 2005, the Company (on behalf of ONFEM SPV) received from WODL a sum of US$957,000 (approximately HK$7,465,000) in cash as the share of Mr. Tsui and Mr. Ser of the tender deposit for the Land pursuant to the negotiations of the above mentioned non-binding letter of intent between the Company and Mr. Tsui and Mr. Ser. Upon completion of the Share Transfer, such payment from WODL will be applied as the shareholder's loan from WODL to the Joint Venture Company in proportion to its equity interest in the Joint Venture Company for the purpose of funding the registered capital of the Project Company.

Pursuant to the Shareholders' Agreement, the remaining amount of the Initial Financing of approximately RMB153,230,000 (approximately HK$147,337,000), being the Initial Financing of RMB180,000,000 (approximately HK$173,077,000) less the contribution from WODL of US$957,000 (approximately HK$7,465,000) and ONFEM SPV's share in funding the registered capital of the Project Company of US$2,343,000 (approximately HK$18,275,000), will be provided solely by ONFEM SPV (and/or its specified company or companies) by way of shareholder's loans to the Joint Venture Company. As part of the negotiations amongst the Company, Mr. Tsui and Mr. Ser and under the Shareholders' Agreement, in lieu of providing a shareholder's loan equivalent to 29% of the aforementioned remaining amount of the Initial Financing (approximately RMB44,437,000 or HK$42,728,000) (the "**Excess Loan**"), WODL will pledge (or will procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the above individuals to pledge) to ONFEM SPV certain unencumbered properties (the "**Pledging Properties**"), which are acceptable to ONFEM SPV and with an aggregate acceptable value of not less than the Excess Loan. All of the Pledging Properties are real estate properties in Hong Kong and the aforesaid remaining amount of the Initial Financing of approximately RMB153,230,000 (approximately HK$147,337,000) is expected to be fully financed by the Group, through ONFEM SPV by way of shareholder's loans, before or by around June 2006.

The Company has engaged independent professional property valuers to assess the value of the Pledging Properties. Based on a preliminary valuation of the Pledging Properties made by the independent professional property valuers on 31st March 2006, the aggregate value of the Pledging Properties amounted to approximately HK$53,500,000. The composition of the Pledging Properties may be subject to adjustment if the final aggregate valuation of such Pledging Properties to be made by the independent professional property valuers is substantially different from the preliminary valuation mentioned above. Final valuation on the Pledging Properties will be performed shortly after the publication of this announcement.

The Project Company shall arrange financing from financial institutions to fund its financing needs beyond the Initial Financing. If financing from financial institutions is insufficient or if the registered capital of the Project Company has to be increased (in addition to the initial registered capital of US$3,300,000), ONFEM SPV and WODL may (and should in the case of an increase in the registered capital of the Project Company) provide funds to the Joint Venture Company by way of shareholders' loans in proportion to their respective equity interests in the Joint Venture Company to fund the outstanding financing needs (the "**Further Financing**") of the Project Company from time to time.

The Shareholders' Agreement also provides for the possibility of the Further Financing (except in the case of an increase in the registered capital of the Project Company) be provided solely by ONFEM SPV by way of shareholder's loans to the Joint Venture Company from time to time. In such case, WODL shall pledge (or shall procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the above individuals to pledge) to ONFEM SPV unencumbered asset(s) which are acceptable to ONFEM SPV and with an aggregate acceptable value of not less than the share of the relevant shareholder's loans in proportion to the then equity interest of WODL in the Joint Venture Company.

Pursuant to the Shareholders' Agreement, the Company can from time to time appoint property valuers to revalue the Pledging Properties and any other assets pledged by WODL (or procured to be pledged by WODL) to ONFEM SPV pursuant to the Shareholders' Agreement (the "**Total Pledging Properties**"), and if the revaluation amount of the Total Pledging Properties (the "**Total Pledging Properties Revaluation**") is below the aggregate amount of the valuation of the Total Pledging Properties at the respective time when such properties and/or assets were pledged to ONFEM SPV (the "**Total Pledging Properties Valuation**"), WODL agrees to, at the direction of ONFEM SPV, pledge (or procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the above individuals to pledge) to ONFEM SPV additional unencumbered assets(s) (the "**Additional Pledging Assets**"), which are acceptable to ONFEM SPV and with an aggregate acceptable value of not less than the difference between the Total Pledging Properties Valuation and the Total Pledging Properties Revaluation.

The shareholding structure of ODCL will be adjusted in proportion to the contributions (including shareholders' loans and acceptable value of assets pledged) of ONFEM SPV and WODL in ODCL if (i) in the case of the Further Financing, WODL is not able to provide shareholder's loans or to pledge (or to procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the above individuals to pledge) unencumbered asset(s) which are acceptable to ONFEM SPV, or (ii) in the case of an increase in the registered capital of the Project Company, WODL is not able to provide shareholder's loan, as described in the preceding paragraphs, or (iii) WODL is not able to provide (or procure the provision of) the Additional Pledging Assets.

Since the amount of the Further Financing, if any, cannot be ascertained at the time of the execution of the Shareholders' Agreement, the Company will comply with the applicable disclosure and shareholders' approval requirements under the Listing Rules to the extent required when the amount of the Further Financing, if any, could be ascertained.

Conditions precedent

The Shareholders' Agreement is subject to the following conditions precedent:

(1) the Company shall obtain the approval of its Shareholders in a general meeting or a shareholders' written approval acceptable to the Stock Exchange for the Transaction in accordance with the Listing Rules; and

(2) WODL shall pledge or procure the pledge of certain unencumbered properties to ONFEM SPV as described under the paragraph entitled "Estimated initial investment amount and funding arrangements of the Joint Venture Company and the Project Company" above.

If condition precedent (1) is not fulfilled on or before 15th June 2006 or a later date to be agreed by ONFEM SPV and WODL, the Shareholders' Agreement shall terminate, and none of the parties to the Shareholders' Agreement shall be entitled to the rights or required to perform the obligations under the Shareholders' Agreement, save as rights and remedies which have accrued prior to the termination of the Shareholders' Agreement. If condition precedent (2) is not fulfilled or waived on or before 15th June 2006 or a later date to be agreed by ONFEM SPV and WODL, the Shareholders' Agreement shall terminate, and none of the parties to the Shareholders' Agreement shall be entitled to the rights or required to perform the obligations under the Shareholders' Agreement, save as rights and remedies which have accrued prior to the termination of the Shareholders' Agreement.

Completion

Completion of the Share Transfer will take place within 10 working days of ONFEM SPV giving a written notice to WODL of the satisfaction and/or waiver of the conditions precedent above or such later date as ONFEM SPV and WODL may agree. At completion of the Share Transfer, KIL will transfer to WODL 2,900 ordinary shares in ODCL, representing 29% of the issued share capital of ODCL (which is an investment holding company), at a consideration which equals to the par value of HK$1 per share in ODCL. The Joint Venture Company has a paid-up capital of HK$10,000. The consideration for such transfer of HK$2,900 will be payable in cash by WODL at completion of the Share Transfer.

SOURCE OF FUNDING

The investment to be made by ONFEM SPV in the Joint Venture Company will be funded by the Group's internal resources and borrowings from financial institutions. No decision has yet been made as to the split between the funding of the total investment by ONFEM SPV in the Joint Venture Company by way of internal resources and external borrowings. As of the date of this announcement, through ONFEM SPV by way of shareholder's loans, the Group provided a total sum of financing of approximately HK$103,183,000, of which approximately HK$30,000,000 was funded by bank borrowings and approximately HK$73,183,000 was funded by the internal resources of the Group, to the Joint Venture Company to finance the Initial Financing of the Project Company.

FURTHER INFORMATION OF THE LAND

The Land is a piece of raw land for residential use. The total area of the Land is approximately 310,295.5 square metres with an estimated total gross floor area of approximately 237,665.4 square metres.

FINANCIAL EFFECTS

The investment of ONFEM SPV in the Joint Venture Company (including the financing for the Initial Financing and the provision of the Excess Loan) will be funded by the Group's internal resources and borrowings from financial institutions, which will increase the gearing of the Group. The formation of the Joint Venture Company has no material impact on the net assets of the Group.

According to the unaudited management accounts of ODCL as at 31st December 2005, ODCL was in a net liability position of approximately HK$13,000. Accordingly, the transfer of the 29% equity interest in ODCL to WODL for HK$2,900 will give rise to a gain of approximately HK$6,670 (subject to audit) for the Group based on the unaudited net liability of ODCL as at 31st December 2005. The Group intends to use such proceeds for general working capital purposes.

REASONS FOR AND BENEFITS OF ENTERING INTO THE SHAREHOLDERS' AGREEMENT AND PROVIDING THE EXCESS LOAN

The Group is principally engaged in real estate development, property leasing, specialised construction and manufacturing and trading. As set out in the recent annual reports of the Company, the Group stated clearly that it would focus on property development as one of its principal businesses. The property development project on the Land is in line with the business objectives of the Group.

Mr. Tsui has extensive knowledge and experience in property development in the PRC and particularly in Nanjing. Mr. Tsui has managed and invested with his business partners in three residential property development projects in Nanjing, the PRC, of which one project was completed recently and the remaining two projects are in the selling phase. The Directors believe that Mr. Tsui is familiar with the local property market environment and has the business and personal network desirable for property development in Nanjing, the PRC, and that such attributes would be conducive to the property development on the Land.

As a result of the negotiations with respect to the cooperation between Mr. Tsui and Mr. Ser on the one part and the Group on the other part, ONFEM SPV (or through its specified company or companies) has agreed to provide the Excess Loan to the Joint Venture Company. The Excess Loan, like other shareholders' loans provided to the Joint Venture Company, will be subject to an interest rate equivalent to prevailing interest rate on a loan of similar amount, duration and terms in the PRC.

The Directors confirm that the terms of the Shareholders' Agreement were determined after arm's length negotiations and on normal commercial terms and that the terms thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

CONNECTED AND MAJOR TRANSACTION

Since Mr. Tsui was a director of the Project Company at the time the Shareholders' Agreement was entered into, he is a connected person of the Company by virtue of the fact that he is a director of a subsidiary of the Company. Furthermore, since Mr. Tsui and his associates are jointly the controlling shareholders of WODL, WODL is a connected person of the Company. As such, the joint venture arrangements between ONFEM SPV and WODL with respect to the Joint Venture Company including the provision of the Excess Loan constitutes a connected transaction for the Company under the Listing Rules. Save for the connection between Mr. Tsui and the Company and the relationships amongst Mr. Tsui and the remaining shareholders of WODL as mentioned above, the Directors, to the best of their knowledge, information and belief and having made all reasonable enquiries, confirm that the shareholders of WODL are independent third parties not connected with the Directors, chief executive and substantial shareholders of the Company and its subsidiaries and their respective associates. In addition, the Directors, to the best of their knowledge, information and belief and having made all reasonable enquiries, confirm that none of the shareholders of WODL holds any securities of the Company as of the date of this announcement.

Based on the applicable size tests regarding the total capital commitment (including equity and loans) of the Group with respect to the Transaction, the relevant percentage ratio under Rule 14.07 of the Listing Rules exceeds 25% but is less than 75%. Accordingly, the Transaction also constitutes a major transaction for the Company under the Listing Rules.

The Transaction will therefore be subject to the approval by the Independent Shareholders and in general meeting by poll under Chapter 14 and Chapter 14A of the Listing Rules.

June Glory is the controlling shareholder of the Company directly and indirectly holding 416,585,852 shares in the Company, representing approximately 53.95% of the issued share capital of the Company as at the date of this announcement. June Glory is not (i) a party to the Shareholders' Agreement or (ii) an associate of any party to the Shareholders' Agreement or any shareholder of any party to the Shareholders' Agreement (save for June Glory's interests held through the Company) and does not have any material interest in the Transaction pursuant to Rules 2.15 and 2.16 of the Listing Rules. As such, June Glory will not be required to abstain from voting at a general meeting of the Company to approve the Transaction. Furthermore, no Shareholder will be required to abstain from voting at a general meeting of the Company to approve the Transaction. The Company has obtained a shareholder's written approval from June Glory with respect to the resolution to approve the Transaction. In order to save time and costs in convening a general meeting, the Company has made an application to the Stock Exchange under Rules 14.44 and 14A.43 of the Listing Rules for a waiver from the requirement for the Transaction to be approved by the Shareholders in general meeting and the Stock Exchange has, on 4th April 2006, indicated to the Company that such waiver would be granted accordingly.

The Independent Board Committee has been formed by the Board to advise the Independent Shareholders in respect of the Transaction. An independent financial adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Transaction.

A circular containing information regarding, amongst other matters, the Shareholders' Agreement, a valuation report of the Land, the advice from the Independent Board Committee to the Independent Shareholders and the opinion of the independent financial adviser in connection with the Transaction will be despatched to the Shareholders as soon as practicable.

GENERAL

As at the date hereof, the Board comprises eight Directors, of which five are executive Directors, namely Mr. Zhou Zhongshu, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

DEFINITIONS

"associate(s)"	has the meaning given to it in the Listing Rules
"Board"	the board of Directors of the Company
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"connected person(s)"	has the meaning given to it in the Listing Rules
"controlling shareholder(s)"	has the meaning given to it in the Listing Rules
"Directors"	the directors (including the independent non-executive directors) of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Independent Board Committee"	the independent board committee of the Company comprising Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria, all are independent non-executive Directors, which has been formed by the Board for the purpose of advising the Independent Shareholders in respect of the terms of the Transaction
"Independent Shareholders"	all Shareholders excluding any connected person with a material interest in the Transaction and any Shareholder with a material interest in the Transaction, and in this case, the Directors, to the best of their knowledge, information and belief and having made all reasonable enquiries, confirm that all Shareholders are independent from WODL and do not have a material interest in the Transaction
"June Glory"	June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of China Minmetals H.K. (Holdings) Limited as well as the controlling shareholder (as defined in the Listing Rules) of the Company directly and indirectly interested in approximately 53.95% of the issued share capital of the Company as at the date of this announcement
"KIL"	Karman Industries Limited, a company incorporated under the laws of Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company
"Land"	the piece of land situated in Jiangning Science Park, Nanjing, the PRC (中國南京市江寧區科學園), and described as land No.2005G108 in the State Land Use Rights Transfer Contract (國有土地使用權出讓合同) entered into between ODCL and The Bureau of Land Resources, Jiangning Branch, Nanjing, Jiangsu Province, the PRC (中國江蘇省南京市國土資源局江寧分局) on 27th December 2005
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. Ser"	Mr. Ser Kee Lee, elder brother of Mr. Tsui
"Mr. Tsui"	Mr. Tsui Ki Ting, younger brother of Mr. Ser
"ODCL" or "Joint Venture Company"	Oriental Dragon Construction Limited, a company incorporated under the laws of Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company before completion of the transfer of a 29% equity interest in ODCL from KIL to WODL. ODCL is currently owned as to 99.8% and 0.2% by KIL and SL (in trust for KIL) respectively, and as to 70.8%, 0.2% and 29% by KIL, SL (in trust for KIL) and WODL respectively after completion of the transfer of a 29% equity interest in ODCL from KIL to WODL
"ONFEM SPV"	KIL and SL
"PRC"	the People's Republic of China, and for the purpose of this announcement excluding Hong Kong, the Macau Special Administrative Region and Taiwan
"Project Company"	龍建(南京)置業有限公司 (Dragon Construction (Nanjing) Properties Company Limited), a company established on 5th January 2006 in the PRC and wholly-owned by ODCL
"Share Transfer"	the transfer of a 29% equity interest in ODCL from KIL to WODL pursuant to the terms and conditions of the Shareholders' Agreement
"Shareholder(s)"	holder(s) of the Shares
"Shareholders' Agreement"	the shareholders' agreement of ODCL dated 11th April 2006 entered into amongst ONFEM SPV, WODL and ODCL
"Shares"	shares of par value of HK$0.10 each in the issued share capital of the Company
"SL"	Stillpower Limited, a company incorporated under the laws of Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the formation of the Joint Venture Company including the provision of the Excess Loan
"WODL"	World Ocean Development Limited, a company incorporated under the laws of Hong Kong with limited liability, which is owned as to: 26.67% by Mr. Tsui; 23.33% by Mr. Ser; 10% by Ms. Yau Man Chun, Mr. Tsui's wife; 15% by Mr. Tsui Fung Jack, Mr. Tsui's son; 15% by Mr. Tsui Ngai Stanley, Mr. Tsui's son; and 10% by Ms. Tsui Dan Daphne, Mr. Ser's daughter
"working days"	days on which banks in Hong Kong are generally open for businesses (excluding Saturdays)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"US$"	United States dollars, the lawful currency of the United States of America
"%"	percentage

Unless otherwise stated, the conversion of RMB and US$ into HK$ is based on the exchange rate of HK$1.00 = RMB1.04 and US$1 = HK$7.8 respectively. Such conversion should not be construed as a representation that the amount in question has been, could have been or could be converted at any particular rate or at all.

By order of the Board
ONFEM Holdings Limited
Wang Xingdong
Managing Director

Hong Kong, 11th April 2006



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

MAJOR AND CONNECTED TRANSACTION – FORMATION OF THE JOINT VENTURE COMPANY FOR A PROPERTY DEVELOPMENT PROJECT IN NANJING, THE PRC INCLUDING PROVISION OF FINANCING TO THE JOINT VENTURE COMPANY

The Board wishes to announce that the Shareholders' Agreement was entered into amongst ONFEM SPV, WODL and ODCL on 11th April 2006, pursuant to which ODCL will become the Joint Venture Company to undertake the property development on the Land through the Project Company which was established on 5th January 2006 and wholly-owned by ODCL. Upon completion of the Share Transfer, the equity interests in ODCL will be owned as to 71% by the Group and as to 29% by WODL.

ONFEM SPV and WODL estimate that, before financing from financial institutions is expected to be arranged and be available to the Project Company, the Project Company would require a total financing (the "**Initial Financing**") of approximately RMB180,000,000 (approximately HK$173,077,000) to meet the full payment of the relevant land premium and other preliminary expenses, including the registered capital of the Project Company of US$3,300,000 (approximately HK$25,740,000). The Initial Financing will be provided by the Joint Venture Company by way of registered capital and shareholders' loans.

On 9th December 2005, the Company (on behalf of ONFEM SPV) received from WODL a sum of US$957,000 (approximately HK$7,465,000) in cash as the share of Mr. Tsui and Mr. Ser of the tender deposit for the Land pursuant to the negotiations of a non-binding letter of intent entered into on 21st December 2005 between the Company and Mr. Tsui and Mr. Ser. Upon completion of the Share Transfer, such payment from WODL will be applied as the shareholder's loan from WODL to the Joint Venture Company in proportion to its equity interest in the Joint Venture Company for the purpose of funding the registered capital of the Project Company.

Pursuant to the Shareholders' Agreement, the remaining amount of the Initial Financing of approximately RMB153,230,000 (approximately HK$147,337,000), being the Initial Financing of RMB180,000,000 (approximately HK$173,077,000) less the contribution from WODL of US$957,000 (approximately HK$7,465,000) and ONFEM SPV's share in funding the registered capital of the Project Company of US$2,343,000 (approximately HK$18,275,000), will be provided solely by ONFEM SPV (and/or its specified company or companies) by way of shareholder's loans to the Joint Venture Company. As part of the negotiations amongst the Company, Mr. Tsui and Mr. Ser and under the Shareholders' Agreement, in lieu of providing a shareholder's loan equivalent to 29% of the aforementioned remaining amount of the Initial Financing (approximately RMB44,437,000 or HK$42,728,000) (the "**Excess Loan**"), WODL will pledge (or will procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the above individuals to pledge) to ONFEM SPV certain unencumbered properties (the "**Pledging Properties**"), which are acceptable to ONFEM SPV and with an aggregate acceptable value of not less than the Excess Loan. All of the Pledging Properties are real estate properties in Hong Kong.

Since Mr. Tsui was a director of the Project Company at the time the Shareholders' Agreement was entered into, he is a connected person of the Company by virtue of the fact that he is a director of a subsidiary of the Company. Furthermore, since Mr. Tsui and his associates are jointly the controlling shareholders of WODL, WODL is a connected person of the Company. As such, the Transaction constitutes a connected transaction for the Company under the Listing Rules. Save for the connection between Mr. Tsui and the Company and the relationships amongst Mr. Tsui and the remaining shareholders of WODL as mentioned above, the Directors, to the best of their knowledge, information and belief and having made all reasonable enquiries, confirm that the shareholders of WODL are independent third parties not connected with the Directors, chief executive and substantial shareholders of the Company and its subsidiaries and their respective associates. In addition, the Directors, to the best of their knowledge, information and belief and having made all reasonable enquiries, confirm that none of the shareholders of WODL holds any securities of the Company as of the date of this announcement.

Based on the applicable size tests regarding the total capital commitment (including equity and loans) of the Group with respect to the Transaction, the relevant percentage ratio under Rule 14.07 of the Listing Rules exceeds 25% but is less than 75%. Accordingly, the Transaction also constitutes a major transaction for the Company under the Listing Rules.

June Glory is the controlling shareholder of the Company directly and indirectly holding 416,585,852 shares in the Company, representing approximately 53.95% of the issued share capital of the Company as of the date of this announcement. June Glory is not (i) a party to the Shareholders' Agreement or (ii) an associate of any party to the Shareholders' Agreement or any shareholder of any party to the Shareholders' Agreement (save for June Glory's interests held through the Company) and does not have any material interest in the Transaction pursuant to Rules 2.15 and 2.16 of the Listing Rules. As such, June Glory will not be required to abstain from voting at a general meeting of the Company to approve the Transaction. Furthermore, no Shareholder will be required to abstain from voting at a general meeting of the Company to approve the Transaction. The Company has obtained a shareholder's written approval from June Glory with respect to the resolution to approve the Transaction. In order to save time and costs in convening a general meeting, the Company has made an application to the Stock Exchange under Rules 14.44 and 14A.43 of the Listing Rules for a waiver from the requirement for the Transaction to be approved by the Shareholders in general meeting and the Stock Exchange has, on 4th April 2006, indicated to the Company that such waiver would be granted accordingly.

The Independent Board Committee has been formed by the Board to advise the Independent Shareholders in respect of the Transaction. An independent financial adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Transaction.

A circular containing information regarding, amongst other matters, the Shareholders' Agreement, a valuation report of the Land, the advice from the Independent Board Committee to the Independent Shareholders and the opinion of the independent financial adviser in connection with the Transaction will be despatched to the Shareholders as soon as practicable.

BACKGROUND

On 21st December 2005, the Company entered into a non-binding letter of intent with Mr. Tsui and Mr. Ser in respect of the major terms relating to the bidding of and the joint development of the Land on a 71:29 basis. On the same date, through its indirect wholly-owned subsidiary, ODCL, the Company submitted a bid to acquire the land use rights of the Land at a price of RMB160,000,000 (approximately HK$153,846,000) in a public tender and such bid was awarded to ODCL on 23rd December 2005.

On 5th January 2006, ODCL established the Project Company to acquire the legal title of the Land and undertake the property development project thereon. The Company had paid up the registered capital of the Project Company of US$3,300,000 (approximately HK$25,740,000). Mr. Tsui was appointed as one of the four directors of the Project Company upon its establishment.

As part of the negotiations amongst the Company, Mr. Tsui and Mr. Ser relating to the bidding of and the joint development of the Land, it was intended that Mr. Tsui and Mr. Ser would form a joint venture with the Group through WODL which is owned by Mr. Tsui (together with his wife and sons) and Mr. Ser (together with his daughter), and WODL will own 29% equity interest in such joint venture. It is against this background that the Shareholders' Agreement was entered into amongst ONFEM SPV, WODL and ODCL. Pursuant to the Shareholders' Agreement, KIL will transfer 29% equity interest in ODCL to WODL for a cash consideration of HK$2,900. As a result, ODCL will become the Joint Venture Company owned as to 71% by the Group and as to 29% by WODL upon completion of the Share Transfer and ODCL will continue to be a subsidiary of the Company.

THE SHAREHOLDERS' AGREEMENT

Date

11th April 2006

Parties

(1) ONFEM SPV;

(2) WODL, a company incorporated under the laws of Hong Kong with limited liability with principal business activity of investment holding; and

(3) ODCL

Subject matter

The Shareholders' Agreement sets out, among other things, the transfer of a 29% equity interest in ODCL from KIL to WODL and how the Joint Venture Company shall be managed and operated, including the funding arrangements for the Joint Venture Company and the Project Company.

Business objective of the Joint Venture Company and the Project Company

The Joint Venture Company is an investment holding company of the Project Company, the principal business of which will be property development on the Land.

Management of the Joint Venture Company and the Project Company

The board of directors of each of the Joint Venture Company and the Project Company will comprise four directors. ONFEM SPV and WODL will be entitled to nominate three directors and one director to each of the board of directors of the Joint Venture Company and the Project Company respectively. All major matters in relation to the property development project on the Land will be decided by the board of directors of the Joint Venture Company or the Project Company (as the case may be).

The Project Company will be managed by senior management nominated by ONFEM SPV and WODL respectively.

Estimated initial investment amount and funding arrangements of the Joint Venture Company and the Project Company

ONFEM SPV and WODL estimate that, before financing from financial institutions is expected to be arranged and be available to the Project Company, the Project Company would require a total financing (the "**Initial Financing**") of approximately RMB180,000,000 (approximately HK$173,077,000) to meet the full payment of the relevant land premium and other preliminary expenses, including the registered capital of the Project Company of US$3,300,000 (approximately HK$25,740,000). The Initial Financing will be provided by the Joint Venture Company by way of registered capital and shareholder's loans.

On 9th December 2005, the Company (on behalf of ONFEM SPV) received from WODL a sum of US$957,000 (approximately HK$7,465,000) in cash as the share of Mr. Tsui and Mr. Ser of the tender deposit for the Land pursuant to the negotiations of the above mentioned non-binding letter of intent between the Company and Mr. Tsui and Mr. Ser. Upon completion of the Share Transfer, such payment from WODL will be applied as the shareholder's loan from WODL to the Joint Venture Company in proportion to its equity interest in the Joint Venture Company for the purpose of funding the registered capital of the Project Company.

Pursuant to the Shareholders' Agreement, the remaining amount of the Initial Financing of approximately RMB153,230,000 (approximately HK$147,337,000), being the Initial Financing of RMB180,000,000 (approximately HK$173,077,000) less the contribution from WODL of US$957,000 (approximately HK$7,465,000) and ONFEM SPV's share in funding the registered capital of the Project Company of US$2,343,000 (approximately HK$18,275,000), will be provided solely by ONFEM SPV (and/or its specified company or companies) by way of shareholder's loans to the Joint Venture Company. As part of the negotiations amongst the Company, Mr. Tsui and Mr. Ser and under the Shareholders' Agreement, in lieu of providing a shareholder's loan equivalent to 29% of the aforementioned remaining amount of the Initial Financing (approximately RMB44,437,000 or HK$42,728,000) (the "**Excess Loan**"), WODL will pledge (or will procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the above individuals to pledge) to ONFEM SPV certain unencumbered properties (the "**Pledging Properties**"), which are acceptable to ONFEM SPV and with an aggregate acceptable value of not less than the Excess Loan. All of the Pledging Properties are real estate properties in Hong Kong and the aforesaid remaining amount of the Initial Financing of approximately RMB153,230,000 (approximately HK$147,337,000) is expected to be fully financed by the Group, through ONFEM SPV by way of shareholder's loans, before or by around June 2006.

The Company has engaged independent professional property valuers to assess the value of the Pledging Properties. Based on a preliminary valuation of the Pledging Properties made by the independent professional property valuers on 31st March 2006, the aggregate value of the Pledging Properties amounted to approximately HK$53,500,000. The composition of the Pledging Properties may be subject to adjustment if the final aggregate valuation of such Pledging Properties to be made by the independent professional property valuers is substantially different from the preliminary valuation mentioned above. Final valuation on the Pledging Properties will be performed shortly after the publication of this announcement.

The Project Company shall arrange financing from financial institutions to fund its financing needs beyond the Initial Financing. If financing from financial institutions is insufficient or if the registered capital of the Project Company has to be increased (in addition to the initial registered capital of US$3,300,000), ONFEM SPV and WODL may (and should in the case of an increase in the registered capital of the Project Company) provide funds to the Joint Venture Company by way of shareholders' loans in proportion to their respective equity interests in the Joint Venture Company to fund the outstanding financing needs (the "**Further Financing**") of the Project Company from time to time.

The Shareholders' Agreement also provides for the possibility of the Further Financing (except in the case of an increase in the registered capital of the Project Company) be provided solely by ONFEM SPV by way of shareholder's loans to the Joint Venture Company from time to time. In such case, WODL shall pledge (or shall procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the above individuals to pledge) to ONFEM SPV unencumbered asset(s) which are acceptable to ONFEM SPV and with an aggregate acceptable value of not less than the share of the relevant shareholder's loans in proportion to the then equity interest of WODL in the Joint Venture Company.

Pursuant to the Shareholders' Agreement, the Company can from time to time appoint property valuers to revalue the Pledging Properties and any other assets pledged by WODL (or procured to be pledged by WODL) to ONFEM SPV pursuant to the Shareholders' Agreement (the "**Total Pledging Properties**"), and if the revaluation amount of the Total Pledging Properties (the "**Total Pledging Properties Revaluation**") is below the aggregate amount of the valuation of the Total Pledging Properties at the respective time when such properties and/or assets were pledged to ONFEM SPV (the "**Total Pledging Properties Valuation**"), WODL agrees to, at the direction of ONFEM SPV, pledge (or procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the above individuals to pledge) to ONFEM SPV additional unencumbered assets(s) (the "**Additional Pledging Assets**"), which are acceptable to ONFEM SPV and with an aggregate acceptable value of not less than the difference between the Total Pledging Properties Valuation and the Total Pledging Properties Revaluation.

The shareholding structure of ODCL will be adjusted in proportion to the contributions (including shareholders' loans and acceptable value of assets pledged) of ONFEM SPV and WODL in ODCL if (i) in the case of the Further Financing, WODL is not able to provide shareholder's loans or to pledge (or to procure Mr. Tsui, Mr. Ser and/or their respective spouses, children and/or the companies wholly-owned by one or more of the above individuals to pledge) unencumbered asset(s) which are acceptable to ONFEM SPV, or (ii) in the case of an increase in the registered capital of the Project Company, WODL is not able to provide shareholder's loan, as described in the preceding paragraphs, or (iii) WODL is not able to provide (or procure the provision of) the Additional Pledging Assets.

Since the amount of the Further Financing, if any, cannot be ascertained at the time of the execution of the Shareholders' Agreement, the Company will comply with the applicable disclosure and shareholders' approval requirements under the Listing Rules to the extent required when the amount of the Further Financing, if any, could be ascertained.

Conditions precedent

The Shareholders' Agreement is subject to the following conditions precedent:

(1) the Company shall obtain the approval of its Shareholders in a general meeting or a shareholders' written approval acceptable to the Stock Exchange for the Transaction in accordance with the Listing Rules; and

(2) WODL shall pledge or procure the pledge of certain unencumbered properties to ONFEM SPV as described under the paragraph entitled "Estimated initial investment amount and funding arrangements of the Joint Venture Company and the Project Company" above.

If condition precedent (1) is not fulfilled on or before 15th June 2006 or a later date to be agreed by ONFEM SPV and WODL, the Shareholders' Agreement shall terminate, and none of the parties to the Shareholders' Agreement shall be entitled to the rights or required to perform the obligations under the Shareholders' Agreement, save as rights and remedies which have accrued prior to the termination of the Shareholders' Agreement. If condition precedent (2) is not fulfilled or waived on or before 15th June 2006 or a later date to be agreed by ONFEM SPV and WODL, the Shareholders' Agreement shall terminate, and none of the parties to the Shareholders' Agreement shall be entitled to the rights or required to perform the obligations under the Shareholders' Agreement, save as rights and remedies which have accrued prior to the termination of the Shareholders' Agreement.

Completion

Completion of the Share Transfer will take place within 10 working days of ONFEM SPV giving a written notice to WODL of the satisfaction and/or waiver of the conditions precedent above or such later date as ONFEM SPV and WODL may agree. At completion of the Share Transfer, KIL will transfer to WODL 2,900 ordinary shares in ODCL, representing 29% of the issued share capital of ODCL (which is an investment holding company), at a consideration which equals to the par value of HK$1 per share in ODCL. The Joint Venture Company has a paid-up capital of HK$10,000. The consideration for such transfer of HK$2,900 will be payable in cash by WODL at completion of the Share Transfer.

SOURCE OF FUNDING

The investment to be made by ONFEM SPV in the Joint Venture Company will be funded by the Group's internal resources and borrowings from financial institutions. No decision has yet been made as to the split between the funding of the total investment by ONFEM SPV in the Joint Venture Company by way of internal resources and external borrowings. As of the date of this announcement, through ONFEM SPV by way of shareholder's loans, the Group provided a total sum of financing of approximately HK$103,183,000, of which approximately HK$30,000,000 was funded by bank borrowings and approximately HK$73,183,000 was funded by the internal resources of the Group, to the Joint Venture Company to finance the Initial Financing of the Project Company.

FURTHER INFORMATION OF THE LAND

The Land is a piece of raw land for residential use. The total area of the Land is approximately 310,295.5 square metres with an estimated total gross floor area of approximately 237,665.4 square metres.

FINANCIAL EFFECTS

The investment of ONFEM SPV in the Joint Venture Company (including the financing for the Initial Financing and the provision of the Excess Loan) will be funded by the Group's internal resources and borrowings from financial institutions, which will increase the gearing of the Group. The formation of the Joint Venture Company has no material impact on the net assets of the Group.

According to the unaudited management accounts of ODCL as at 31st December 2005, ODCL was in a net liability position of approximately HK$13,000. Accordingly, the transfer of the 29% equity interest in ODCL to WODL for HK$2,900 will give rise to a gain of approximately HK$6,670 (subject to audit) for the Group based on the unaudited net liability of ODCL as at 31st December 2005. The Group intends to use such proceeds for general working capital purposes.

REASONS FOR AND BENEFITS OF ENTERING INTO THE SHAREHOLDERS' AGREEMENT AND PROVIDING THE EXCESS LOAN

The Group is principally engaged in real estate development, property leasing, specialised construction and manufacturing and trading. As set out in the recent annual reports of the Company, the Group stated clearly that it would focus on property development as one of its principal businesses. The property development project on the Land is in line with the business objectives of the Group.

Mr. Tsui has extensive knowledge and experience in property development in the PRC and particularly in Nanjing. Mr. Tsui has managed and invested with his business partners in three residential property development projects in Nanjing, the PRC, of which one project was completed recently and the remaining two projects are in the selling phase. The Directors believe that Mr. Tsui is familiar with the local property market environment and has the business and personal network desirable for property development in Nanjing, the PRC, and that such attributes would be conducive to the property development on the Land.

As a result of the negotiations with respect to the cooperation between Mr. Tsui and Mr. Ser on the one part and the Group on the other part, ONFEM SPV (or through its specified company or companies) has agreed to provide the Excess Loan to the Joint Venture Company. The Excess Loan, like other shareholders' loans provided to the Joint Venture Company, will be subject to an interest rate equivalent to prevailing interest rate on a loan of similar amount, duration and terms in the PRC.

The Directors confirm that the terms of the Shareholders' Agreement were determined after arm's length negotiations and on normal commercial terms and that the terms thereunder are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

CONNECTED AND MAJOR TRANSACTION

Since Mr. Tsui was a director of the Project Company at the time the Shareholders' Agreement was entered into, he is a connected person of the Company by virtue of the fact that he is a director of a subsidiary of the Company. Furthermore, since Mr. Tsui and his associates are jointly the controlling shareholders of WODL, WODL is a connected person of the Company. As such, the joint venture arrangements between ONFEM SPV and WODL with respect to the Joint Venture Company including the provision of the Excess Loan constitutes a connected transaction for the Company under the Listing Rules. Save for the connection between Mr. Tsui and the Company and the relationships amongst Mr. Tsui and the remaining shareholders of WODL as mentioned above, the Directors, to the best of their knowledge, information and belief and having made all reasonable enquiries, confirm that the shareholders of WODL are independent third parties not connected with the Directors, chief executive and substantial shareholders of the Company and its subsidiaries and their respective associates. In addition, the Directors, to the best of their knowledge, information and belief and having made all reasonable enquiries, confirm that none of the shareholders of WODL holds any securities of the Company as of the date of this announcement.

Based on the applicable size tests regarding the total capital commitment (including equity and loans) of the Group with respect to the Transaction, the relevant percentage ratio under Rule 14.07 of the Listing Rules exceeds 25% but is less than 75%. Accordingly, the Transaction also constitutes a major transaction for the Company under the Listing Rules.

The Transaction will therefore be subject to the approval by the Independent Shareholders and in general meeting by poll under Chapter 14 and Chapter 14A of the Listing Rules.

June Glory is the controlling shareholder of the Company directly and indirectly holding 416,585,852 shares in the Company, representing approximately 53.95% of the issued share capital of the Company as at the date of this announcement. June Glory is not (i) a party to the Shareholders' Agreement or (ii) an associate of any party to the Shareholders' Agreement or any shareholder of any party to the Shareholders' Agreement (save for June Glory's interests held through the Company) and does not have any material interest in the Transaction pursuant to Rules 2.15 and 2.16 of the Listing Rules. As such, June Glory will not be required to abstain from voting at a general meeting of the Company to approve the Transaction. Furthermore, no Shareholder will be required to abstain from voting at a general meeting of the Company to approve the Transaction. The Company has obtained a shareholder's written approval from June Glory with respect to the resolution to approve the Transaction. In order to save time and costs in convening a general meeting, the Company has made an application to the Stock Exchange under Rules 14.44 and 14A.43 of the Listing Rules for a waiver from the requirement for the Transaction to be approved by the Shareholders in general meeting and the Stock Exchange has, on 4th April 2006, indicated to the Company that such waiver would be granted accordingly.

The Independent Board Committee has been formed by the Board to advise the Independent Shareholders in respect of the Transaction. An independent financial adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Transaction.

A circular containing information regarding, amongst other matters, the Shareholders' Agreement, a valuation report of the Land, the advice from the Independent Board Committee to the Independent Shareholders and the opinion of the independent financial adviser in connection with the Transaction will be despatched to the Shareholders as soon as practicable.

GENERAL

As at the date hereof, the Board comprises eight Directors, of which five are executive Directors, namely Mr. Zhou Zhongshu, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

DEFINITIONS

"associate(s)"	has the meaning given to it in the Listing Rules
"Board"	the board of Directors of the Company
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"connected person(s)"	has the meaning given to it in the Listing Rules
"controlling shareholder(s)"	has the meaning given to it in the Listing Rules
"Directors"	the directors (including the independent non-executive directors) of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Independent Board Committee" — the independent board committee of the Company comprising Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria, all are independent non-executive Directors, which has been formed by the Board for the purpose of advising the Independent Shareholders in respect of the terms of the Transaction

"Independent Shareholders" — all Shareholders excluding any connected person with a material interest in the Transaction and any Shareholder with a material interest in the Transaction, and in this case, the Directors, to the best of their knowledge, information and belief and having made all reasonable enquiries, confirm that all Shareholders are independent from WODL and do not have a material interest in the Transaction

"June Glory" — June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of China Minmetals H.K. (Holdings) Limited as well as the controlling shareholder (as defined in the Listing Rules) of the Company directly and indirectly interested in approximately 53.95% of the issued share capital of the Company as at the date of this announcement

"KIL" — Karman Industries Limited, a company incorporated under the laws of Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company

"Land" — the piece of land situated in Jiangning Science Park, Nanjing, the PRC (中國南京市江寧區科學園), and described as land No.2005G108 in the State Land Use Rights Transfer Contract (國有土地使用權出讓合同) entered into between ODCL and The Bureau of Land Resources, Jiangning Branch, Nanjing, Jiangsu Province, the PRC (中國江蘇省南京市國土資源局江寧分局) on 27th December 2005

"Listing Rules" — the Rules Governing the Listing of Securities on the Stock Exchange

"Mr. Ser" — Mr. Ser Kee Lee, elder brother of Mr. Tsui

"Mr. Tsui" — Mr. Tsui Ki Ting, younger brother of Mr. Ser

"ODCL" or "Joint Venture Company" — Oriental Dragon Construction Limited, a company incorporated under the laws of Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company before completion of the transfer of a 29% equity interest in ODCL from KIL to WODL. ODCL is currently owned as to 99.8% and 0.2% by KIL and SL (in trust for KIL) respectively, and as to 70.8%, 0.2% and 29% by KIL, SL (in trust for KIL) and WODL respectively after completion of the transfer of a 29% equity interest in ODCL from KIL to WODL

"ONFEM SPV" — KIL and SL

"PRC" — the People's Republic of China, and for the purpose of this announcement excluding Hong Kong, the Macau Special Administrative Region and Taiwan

"Project Company" — 龍建（南京）置業有限公司 (Dragon Construction (Nanjing) Properties Company Limited), a company established on 5th January 2006 in the PRC and wholly-owned by ODCL

"Share Transfer" — the transfer of a 29% equity interest in ODCL from KIL to WODL pursuant to the terms and conditions of the Shareholders' Agreement

"Shareholder(s)" — holder(s) of the Shares

"Shareholders' Agreement" — the shareholders' agreement of ODCL dated 11th April 2006 entered into amongst ONFEM SPV, WODL and ODCL

"Shares" — shares of par value of HK$0.10 each in the issued share capital of the Company

"SL" — Stillpower Limited, a company incorporated under the laws of Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company

"Stock Exchange" — The Stock Exchange of Hong Kong Limited

"Transaction" — the formation of the Joint Venture Company including the provision of the Excess Loan

"WODL" — World Ocean Development Limited, a company incorporated under the laws of Hong Kong with limited liability, which is owned as to:
26.67% by Mr. Tsui;
23.33% by Mr. Ser;
10% by Ms. Yau Man Chun, Mr. Tsui's wife;
15% by Mr. Tsui Fung Jack, Mr. Tsui's son;
15% by Mr. Tsui Ngai Stanley, Mr. Tsui's son; and
10% by Ms. Tsui Dan Daphne, Mr. Ser's daughter

"working days" — days on which banks in Hong Kong are generally open for businesses (excluding Saturdays)

"HK$" — Hong Kong dollars, the lawful currency of Hong Kong

"RMB" — Renminbi, the lawful currency of the PRC

"US$" — United States dollars, the lawful currency of the United States of America

"%" — percentage

Unless otherwise stated, the conversion of RMB and US$ into HK$ is based on the exchange rate of HK$1.00 = RMB1.04 and US$1 = HK$7.8 respectively. Such conversion should not be construed as a representation that the amount in question has been, could have been or could be converted at any particular rate or at all.

By order of the Board
ONFEM Holdings Limited
Wang Xingdong
Managing Director

Hong Kong, 11th April 2006



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：230）

主要及關連交易－就位於中國南京之物業發展項目成立合資公司包括向合資公司提供融資

董事會謹此宣佈，ONFEM SPV、威洋發展及東方龍建於二零零六年四月十一日訂立股東協議；據此，東方龍建將成為合資公司，並透過其全資擁有及於二零零六年一月五日成立的項目公司在該地塊上進行物業發展。於完成股份轉讓後，東方龍建之股本權益將分別由本集團擁有71%及由威洋發展擁有29%。

ONFEM SPV及威洋發展估計，在與財務機構安排並獲得其向項目公司提供融資之前，項目公司將需要合共約人民幣180,000,000元（約173,077,000港元）之融資（「**初步融資**」），以全數支付有關地價及其他前期開支，包括項目公司之註冊資本3,300,000美元（約25,740,000港元）。初步融資將由合資公司以註冊資本及股東貸款形式提供。

於二零零五年十二月九日，本公司（代表ONFEM SPV）收到威洋發展一筆為數957,000美元（約7,465,000港元）之現金，作為徐其鼎先生及徐其理先生根據本公司與徐其鼎先生及徐其理先生於二零零五年十二月二十一日商議訂立之無約束力意向書的商議內容中所應付該地塊之投標按金。於完成股份轉讓後，威洋發展所付之上述款項將作為威洋發展按照其於合資公司所佔股權比例向合資公司提供之股東貸款，用以注入為項目公司之註冊資本。

根據股東協議，初步融資之剩餘金額約人民幣153,230,000元（約147,337,000港元）（即初步融資人民幣180,000,000元（約173,077,000港元）減威洋發展之注資額957,000美元（約7,465,000港元）及ONFEM SPV應佔項目公司之註冊資本2,343,000美元（約18,275,000港元））將由ONFEM SPV（及／或其指定之一間或多間公司）以股東貸款形式獨力向合資公司提供。作為本公司與徐其鼎先生及徐其理先生之部份商議內容及根據股東協議，威洋發展將會（或將促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將若干無產權負擔之物業（「**抵押物業**」）抵押予ONFEM SPV，以代替提供相當於上述初步融資剩餘金額29%之股東貸款（約為人民幣44,437,000元，或42,728,000港元）（「**超額貸款**」）。抵押物業必須獲ONFEM SPV接納，而獲接納價值總額不得低於超額貸款。所有抵押物業均為香港之房地產物業。

由於徐其鼎先生於訂立股東協議時為項目公司之董事，彼因身為本公司旗下一間附屬公司之董事而成為本公司之關連人士。此外，由於徐其鼎先生連同其聯繫人為威洋發展之控股股東，威洋發展是本公司之關連人士。因此，根據上市規則，該交易構成本公司之關連交易。除上文所述徐其鼎先生與本公司之連繫及徐其鼎先生與威洋發展其餘股東之關係外，董事就其所知、所獲資料顯示及所信，並在作出一切合理查詢後確認，威洋發展之股東均為獨立第三者，與本公司及其附屬公司之董事、最高行政人員及主要股東和彼等之聯繫人概無關連。此外，董事謹此確認就其在作出一切合理查詢後所知、所獲資料顯示及所信，於本公佈日期，威洋發展之股東概無持有本公司任何證券。

根據就本集團在該交易中之資本承擔總額（包括股本及貸款）所作之適用規模測試，按上市規則第14.07條規定之有關百分比率為超出25%但不足75%。因此，根據上市規則，該交易亦構成本公司之主要交易。

June Glory為本公司之控股股東，於本公佈日期直接及間接持有本公司股份416,585,852股，佔本公司之已發行股本約53.95%。June Glory並非(i)股東協議立約方或(ii)股東協議任何立約方或其股東之聯繫人（除June Glory透過本公司擁有之利益外），且並無於該交易中擁有任何按上市規則第2.15及2.16條所界定之重大利益。因此，June Glory毋須於本公司就批准該交易而召開之股東大會上放棄投票。此外，並無任何股東須於本公司就批准該交易而召開之股東大會上放棄投票。本公司已取得June Glory就批准該交易之決議案而發出之股東書面批准。為節省召開股東大會之時間及費用，本公司已根據上市規則第14.44及14A.43條向聯交所申請豁免該交易須經股東於股東大會上批准之規定，而聯交所已於二零零六年四月四日向本公司表示會授予該豁免。

董事會已成立獨立董事委員會，負責就該交易向獨立股東提供意見，並已委聘獨立財務顧問，負責就該交易之條款向獨立董事委員會及獨立股東提供意見。

載有（其中包括）股東協議詳情、該地塊之估值報告、獨立董事委員會就該交易向獨立股東提供之意見及獨立財務顧問就該交易所提供之意見之通函將盡早寄予股東。

背景資料

於二零零五年十二月二十一日，本公司與徐其鼎先生及徐其理先生訂立一項無約束力意向書，商訂按71:29之比例參與競投及共同開發該地塊之主要條款。於同日，本公司透過其間接全資附屬公司東方龍建參與公開招標，以人民幣160,000,000元（約153,846,000港元）競投該地塊之土地使用權，東方龍建於二零零五年十二月二十三日宣告中標。

於二零零六年一月五日，東方龍建成立項目公司，以取得該地塊之法定所有權及承辦上址之物業發展項目。本公司已繳足項目公司之註冊資本3,300,000美元（約25,740,000港元）。於項目公司成立時，徐其鼎先生獲委任為項目公司四名董事之一。

作為本公司與徐其鼎先生及徐其理先生就競投及共同開發該地塊之部份商議內容，徐其鼎先生及徐其理先生將透過威洋發展（由徐其鼎先生（連同其妻子及兒子）及徐其理先生（連同其女兒）擁有）與本集團成立一間合資公司，而威洋發展將擁有合資公司之29%股本權益。ONFEM SPV、威洋發展及東方龍建遂在此情況下訂立股東協議。

* 僅供識別

根據股東協議，金文實業將以現金代價2,900港元將東方龍建之29%股本權益轉讓予威洋發展。因此，於完成股份轉讓後，東方龍建將成為合資公司，其股權分別由本集團擁有71%及由威洋發展擁有29%，而東方龍建將繼續為本公司之附屬公司。

股東協議

日期

二零零六年四月十一日

立約方

(1) ONFEM SPV;

(2) 威洋發展，一間根據香港法例註冊成立之有限公司，其主要業務為投資控股；及

(3) 東方龍建

主體事項

股東協議詳列（其中包括）將東方龍建之29%股本權益由金文實業轉讓予威洋發展，以及如何管理和營運合資公司，包括為合資公司及項目公司作出之融資安排。

合資公司及項目公司之業務目標

合資公司為項目公司之投資控股公司，而項目公司之主要業務將為在該地塊上進行物業發展。

合資公司及項目公司之管理

合資公司及項目公司之董事會均由四名董事組成。ONFEM SPV及威洋發展分別有權委派三名及一名董事加入合資公司及項目公司之董事會。一切有關在該地塊上進行物業發展之重大事項均由合資公司或項目公司（視乎情況而定）之董事會決定。

項目公司將由ONFEM SPV及威洋發展委派之高層管理人員管理。

合資公司及項目公司之估計初步投資金額及融資安排

ONFEM SPV及威洋發展估計，在與財務機構安排並獲得其向項目公司提供融資之前，項目公司將需要合共約人民幣180,000,000元（約173,077,000港元）之融資（「**初步融資**」），以全數支付有關地價及其他前期開支，包括項目公司之註冊資本3,300,000美元（約25,740,000港元）。初步融資將由合資公司以註冊資本及股東貸款形式提供。

於二零零五年十二月九日，本公司（代表ONFEM SPV)收到威洋發展一筆為數957,000美元（約7,465,000港元）之現金，作為徐其鼎先生及徐其理先生根據本公司與徐其鼎先生及徐其理先生對訂立上述無約束力意向書的商議內容中所應付該地塊之投標按金。於完成股份轉讓後，威洋發展所付之上述款項將作為威洋發展按照其於合資公司所佔股權比例向合資公司提供之股東貸款，用以注入為項目公司之註冊資本。

根據股東協議，初步融資之剩餘金額約人民幣153,230,000元（約147,337,000港元）（即初步融資人民幣180,000,000元（約173,077,000港元）減威洋發展之注資額957,000美元（約7,465,000港元）及ONFEM SPV應佔項目公司之註冊資本2,343,000美元（約18,275,000港元））將由ONFEM SPV（及／或其指定之一間或多間公司）以股東貸款形式獨力向合資公司提供。作為本公司與徐其鼎先生及徐其理先生之部份商議內容及根據股東協議，威洋發展將會（或將促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將若干無產權負擔之物業（「**抵押物業**」）抵押予ONFEM SPV，以代替提供相當於上述初步融資剩餘金額29%之股東貸款（約為人民幣44,437,000元，或42,728,000港元）（「**超額貸款**」）。抵押物業必須獲ONFEM SPV接納，而獲接納價值總額不得低於超額貸款。所有抵押物業均為香港之房地產物業，而預期本集團將早或約於二零零六年六月透過ONFEM SPV以股東貸款形式提供上述為數約人民幣153,230,000元（約147,337,000港元）之所有初步融資之剩額。

本公司已委聘獨立專業物業估值師評估抵押物業之價值。根據獨立專業物業估值師於二零零六年三月三十一日就抵押物業進行之初步估值，抵押物業之價值合共約53,500,000港元。倘獨立專業物業估值師評估抵押物業之最終估值與上述初步估值之間存在重大差距，則抵押物業之組合可予以調整。抵押物業之最終估值將於刊發本公佈後儘快進行。

項目公司將於其資金需求超出初步融資時安排由財務機構提供所需資金。倘財務機構提供之融資不敷應用，或倘項目公司之註冊資本必須增加（除初步註冊資本3,300,000美元外），ONFEM SPV及威洋發展可（而於項目公司增加註冊資本之情況下則必須）按照各自於合資公司所佔之股權比例以股東貸款形式向合資公司提供所需資金，以便滿足項目公司不時出現之融資需要（「**進一步融資**」）。

股東協議亦規定，進一步融資可能須由ONFEM SPV不時以股東貸款形式獨力向合資公司提供，惟項目公司增加註冊資本之情況則屬例外。在此情況下，威洋發展將會（或將促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將無產權負擔並獲ONFEM SPV接納之資產抵押予ONFEM SPV，而獲接納價值總額不得低於按照威洋發展當時於合資公司所持股權比例計算之應佔股東貸款。

根據股東協議，本公司可不時委任物業估值師重估抵押物業及威洋發展根據股東協議抵押（或由威洋發展促使抵押）予ONFEM SPV之任何其他資產（「**總抵押物業**」）之價值，而倘總抵押物業之重估值（「**總抵押物業重估值**」）低於總抵押物業於各有關物業及／或資產抵押予ONFEM SPV時之估值總額（「**總抵押物業估值**」），威洋發展同意按ONFEM SPV指示安排（或促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將額外之無產權負擔資產（「**額外抵押資產**」）抵押予ONFEM SPV。額外抵押資產必須獲ONFEM SPV接納，而獲接納價值總額不得低於總抵押物業估值與總抵押物業重估值兩者間之差額。

倘(i)威洋發展無法如前段所述（於需要進一步融資之情況下）提供股東貸款或安排（或促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將獲ONFEM SPV接納之無產權負擔資產予以抵押，或(ii)威洋發展（於項目公司增加註冊資本之情況下）無法提供股東貸款，或(iii)威洋發展無法提供（或促使提供）額外抵押資產，東方龍建之股權結構將根據ONFEM SPV及威洋發展於東方龍建的注資額（包括股東貸款及抵押資產之獲接納價值）的比例作出調整。

由於在訂立股東協議時尚未能確定進一步融資（如有）之金額，故本公司於進一步融資（如有）之金額可確定時，將會遵守上市規則適用之披露及股東批准規定。

先決條件

股東協議須達成下列先決條件方可作實：

(1) 本公司須於股東大會上獲其股東批准或根據上市規則就該交易取得獲聯交所接受之股東書面批准；及

(2) 威洋發展須如上文「合資公司及項目公司之估計初步投資金額及融資安排」一段所述安排或促使將若干無產權負擔之物業抵押予ONFEM SPV。

倘第(1)項先決條件未能於二零零六年六月十五日（或ONFEM SPV與威洋發展協定之較後日期）或之前達成，股東協議將予終止，屆時股東協議之立約方均不再享有股東協議賦予之權利，亦毋須履行股東協議規定之責任，惟於終止股東協議之前已產生之權利及補償除外。倘第(2)項先決條件未能於二零零六年六月十五日（或ONFEM SPV與威洋發展協定之較後日期）或之前達成或獲豁免，股東協議將予終止，屆時股東協議之立約方均不再享有股東協議賦予之權利，亦毋須履行股東協議規定之責任，惟於終止股東協議之前已產生之權利及補償除外。

完成

股份轉讓將於ONFEM SPV以書面通知威洋發展已達成及／或獲豁免上述先決條件之後10個工作日（或ONFEM SPV與威洋發展協定之較後日期）內完成。於完成股份轉讓時，金文實業將按每股1港元之代價（相等於東方龍建之股份面值）將東方龍建（其為一間投資控股公司）之普通股2,900股（佔東方龍建之已發行股本29%）轉讓予威洋發展。合資公司之實收資本為10,000港元。威洋發展須於完成股份轉讓時就上述轉讓以現金支付所需代價2,900港元。

資金來源

ONFEM SPV投資於合資公司所需資金將來自本集團之內部資源及向財務機構借貸。本公司尚未決定ONFEM SPV於合資公司的投資總額中之利用內部資源與向外借貸之比例。於本公佈日期，本集團透過ONFEM SPV以股東貸款形式向合資公司提供合共約103,183,000港元之融資，作為支持項目公司之初步融資，其中約30,000,000港元來自銀行借貸，另約73,183,000港元則由本集團之內部資源提供。

該地塊之進一步資料

該地塊為一幅住宅用地，總面積約為310,295.5平方米，估計樓面建築面積共約237,665.4平方米。

財務影響

ONFEM SPV投資於合資公司所需資金（包括提供初步融資及超額貸款）將來自本集團之內部資源及向財務機構借貸，此舉將令本集團之負債比率上升。成立合資公司對本集團之資產淨值並無重大影響。

根據東方龍建於二零零五年十二月三十一日之未經審核管理賬目，東方龍建之淨負債約為13,000港元。因此，按東方龍建於二零零五年十二月三十一日之未經審核淨負債計算，以2,900港元將東方龍建之29%股本權益轉讓予威洋發展將為本集團帶來約6,670港元之收益（尚待審核）。本集團擬將該收益用作一般營運資金。

訂立股東協議及提供超額貸款之理由及利益

本集團主要從事房地產發展、物業租賃、專業建築及製造和貿易。誠如本公司近年刊發之年報所載，本集團明確表示將以物業發展作為其主要業務之一。於該地塊上進行物業發展項目符合本集團之業務目標。

徐其鼎先生對於在中國（尤其是南京）從事物業發展方面擁有豐富知識及經驗。徐其鼎先生曾管理及聯同其業務夥伴投資於中國南京三個住宅物業發展項目，其中一個剛於最近落成，其餘兩個則正在發售。董事認為，徐其鼎先生熟悉中國南京之物業市場情況，且具備在當地進行物業發展所需之業務及人際網絡，此等均為在該地塊上進行物業發展之有利條件。

根據就徐其鼎先生及徐其理先生與本集團合作而進行商議之結果，ONFEM SPV（或透過其指定之一間或多間公司）同意向合資公司提供超額貸款。超額貸款與合資公司所獲提供之其他股東貸款無異，同樣須按照中國就金額、年期及條款相若之貸款採用之適用利率計算利息。

董事謹此確認，股東協議之條款乃經公平原則磋商後按正常商業條款釐定，實屬公平合理，且符合本公司及股東之整體利益。

關連及主要交易

由於徐其鼎先生於訂立股東協議時為項目公司之董事，彼因身為本公司旗下一間附屬公司之董事而成為本公司之關連人士。此外，由於徐其鼎先生連同其聯繫人為威洋發展之控股股東，威洋發展是本公司之關連人士。因此，根據上市規則，ONFEM SPV與威洋發展就合資公司所達成之合資安排（包括提供超額貸款）構成本公司之關連交易。除上文所述徐其鼎先生與本公司之連繫及徐其鼎先生與威洋發展其餘股東之關係外，董事就其所知、所獲資料顯示及所信，並在作出一切合理查詢後確認，威洋發展之股東均為獨立第三者，與本公司及其附屬公司之董事、最高行政人員及主要股東和彼等之聯繫人概無關連。此外，董事謹此確認就其在作出一切合理查詢後所知、所獲資料顯示及所信，於本公佈日期，威洋發展之股東概無持有本公司任何證券。

根據就本集團在該交易中之資本承擔總額（包括股本及貸款）所作之適用規模測試，按上市規則第14.07條規定之有關百分比率為超出25%但不足75%。因此，根據上市規則，該交易亦構成本公司之主要交易。

根據上市規則第14章及14A章，該交易必須獲獨立股東於股東大會上以投票方式批准方可作實。

June Glory為本公司之控股股東，於本公佈日期直接及間接持有本公司股份416,585,852股，佔本公司之已發行股本約53.95%。June Glory並非(i)股東協議立約方或(ii)股東協議任何立約方或其股東之聯繫人（除June Glory透過本公司擁有之利益外），且並無於該交易中擁有任何按上市規則第2.15及2.16條所界定之重大利益。因此，June Glory毋須於本公司就批准該交易而召開之股東大會上放棄投票。此外，並無任何股東須於本公司就批准該交易而召開之股東大會上放棄投票。本公司已取得June Glory就批准該交易之決議案而發出之股東書面批准。為節省召開股東大會之時間及費用，本公司已根據上市規則第14.44及14A.43條向聯交所申請豁免該交易須經股東於股東大會上批准之規定，而聯交所已於二零零六年四月四日向本公司表示會授予該豁免。

董事會已成立獨立董事委員會，負責就該交易向獨立股東提供意見，並已委聘獨立財務顧問，負責就該交易之條款向獨立董事委員會及獨立股東提供意見。

載有（其中包括）股東協議詳情、該地塊之估值報告、獨立董事委員會就該交易向獨立股東提供之意見及獨立財務顧問就該交易所提供之意見之通函將盡早寄予股東。

一般事項

於本公佈日期，董事會由八名董事組成，其中五名為執行董事，即周中樞先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

釋義

「聯繫人」	指	上市規則所賦予之涵義
「董事會」	指	本公司之董事會
「本公司」	指	東方有色集團有限公司，一間於百慕達註冊成立之有限公司，其股份在聯交所上市
「關連人士」	指	上市規則所賦予之涵義
「控股股東」	指	上市規則所賦予之涵義

「董事」	指	本公司之董事（包括獨立非執行董事）
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	由董事會成立之本公司獨立董事委員會，成員包括林濬先生、馬紹援先生及譚惠珠女士（全部均為獨立非執行董事），負責就該交易之條款向獨立股東提供意見
「獨立股東」	指	不包括任何於該交易中擁有重大利益之關連人士及任何於該交易中擁有重大利益之股東在內之全體股東，而在此情況下，董事就其所知、所獲資料顯示及所信，並在作出一切合理查詢後確認，全體股東均與威洋發展概無關連，亦無於該交易中擁有重大利益
「June Glory」	指	June Glory International Limited，一間於英屬處女群島註冊成立之有限公司，並為中國五礦香港控股有限公司之全資附屬公司，亦是本公司之控股股東（定義見上市規則），於本公佈日期直接及間接擁有本公司之已發行股本約53.95%
「金文實業」	指	金文實業有限公司，一間根據香港法例註冊成立之有限公司，並為本公司之間接全資附屬公司
「該地塊」	指	一幅位於中國南京市江寧區科學園之地塊，根據東方龍建與中國江蘇省南京市國土資源局江寧分局於二零零五年十二月二十七日訂立之國有土地使用權出讓合同所載其土地編號為2005G108
「上市規則」	指	聯交所證券上市規則
「徐其理先生」	指	徐其理先生，徐其鼎先生之兄長
「徐其鼎先生」	指	徐其鼎先生，徐其理先生之弟弟
「東方龍建」或「合資公司」	指	東方龍建有限公司，一間根據香港法例註冊成立之有限公司，於完成將其29%股本權益由金文實業轉讓予威洋發展之前為本公司之間接全資附屬公司。目前東方龍建之股權分別由金文實業及SL（以信託形式代表金文實業）擁有99.8%及0.2%；而於完成將東方龍建29%股本權益由金文實業轉讓予威洋發展之後，則分別由金文實業、SL（以信託形式代表金文實業）及威洋發展擁有70.8%、0.2%及29%
「ONFEM SPV」	指	金文實業及SL
「中國」	指	中華人民共和國，就本公佈而言並不包括香港、澳門特別行政區及台灣
「項目公司」	指	龍建（南京）置業有限公司，一間於二零零六年一月五日在中國成立之公司，並由東方龍建全資擁有
「股份轉讓」	指	金文實業根據股東協議之條款及條件將東方龍建之29%股本權益轉讓予威洋發展
「股東」	指	股份之持有人
「股東協議」	指	由ONFEM SPV、威洋發展及東方龍建於二零零六年四月十一日訂立之東方龍建股東協議
「股份」	指	本公司已發行股本中每股面值0.10港元之股份
「SL」	指	Stillpower Limited，一間根據香港法例註冊成立之有限公司，並為本公司之間接全資附屬公司
「聯交所」	指	香港聯合交易所有限公司
「該交易」	指	成立合資公司，包括提供超額貸款
「威洋發展」	指	威洋發展有限公司，一間根據香港法例註冊成立之有限公司，其股權分別由： 徐其鼎先生擁有26.67%； 徐其理先生擁有23.33%； 徐其鼎先生之妻子丘曼真女士擁有10%； 徐其鼎先生之兒子徐鋒先生擁有15%； 徐其鼎先生之兒子徐毅先生擁有15%；及 徐其理先生之女兒徐丹女士擁有10%
「工作日」	指	香港銀行慣常開放營業之日（不包括星期六）
「港元」	指	港元，香港之法定貨幣
「人民幣」	指	人民幣，中國之法定貨幣
「美元」	指	美元，美國之法定貨幣
「%」	指	百分比

除另有說明外，人民幣及美元兑港元乃分別按1.00港元＝人民幣1.04元及1美元＝7.8港元之匯率換算。該換算並不代表有關金額經已按照、本可按照或可以按照任何特定匯率換算。

承董事會命
東方有色集團有限公司
董事總經理
王幸東

香港，二零零六年四月十一日

SEC FILE NO. 82-3735



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

主要及關連交易－
就位於中國南京之物業發展項目成立合資公司
包括向合資公司提供融資

董事會謹此宣佈，ONFEM SPV、威洋發展及東方龍建於二零零六年四月十一日訂立股東協議；據此，東方龍建將成為合資公司，並透過其全資擁有及於二零零六年一月五日成立的項目公司在該地塊上進行物業發展。於完成股份轉讓後，東方龍建之股本權益將分別由本集團擁有71%及由威洋發展擁有29%。

ONFEM SPV及威洋發展估計，在與財務機構安排並獲得其向項目公司提供融資之前，項目公司將需要合共約人民幣180,000,000元（約173,077,000港元）之融資（「**初步融資**」），以全數支付有關地價及其他前期開支，包括項目公司之註冊資本3,300,000美元（約25,740,000港元）。初步融資將由合資公司以註冊資本及股東貸款形式提供。

於二零零五年十二月九日，本公司（代表ONFEM SPV）收到威洋發展一筆為數957,000美元（約7,465,000港元）之現金，作為徐其鼎先生及徐其理先生根據本公司與徐其鼎先生及徐其理先生於二零零五年十二月二十一日商議訂立之無約束力意向書的商議內容中所應付該地塊之投標按金。於完成股份轉讓後，威洋發展所付之上述款項將作為威洋發展按照其於合資公司所佔股權比例向合資公司提供之股東貸款，用以注入為項目公司之註冊資本。

根據股東協議，初步融資之剩餘金額約人民幣153,230,000元（約147,337,000港元）（即初步融資人民幣180,000,000元（約173,077,000港元）減威洋發展之注資額957,000美元（約7,465,000港元）及ONFEM SPV應佔項目公司之註冊資本2,343,000美元（約18,275,000港元））將由ONFEM SPV（及／或其指定之一間或多間公司）以股東貸款形式獨力向合資公司提供。作為本公司與徐其鼎先生及徐其理先生之部份商議內容及根據股東協議，威洋發展將會（或將促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將若干無產權負擔之物業（「**抵押物業**」）抵押予ONFEM SPV，以代替提供相當於上述初步融資剩餘金額29%之股東貸款（約為人民幣44,437,000元，或42,728,000港元）（「**超額貸款**」）。抵押物業必須獲ONFEM SPV接納，而獲接納價值總額不得低於超額貸款。所有抵押物業均為香港之房地產物業。

由於徐其鼎先生於訂立股東協議時為項目公司之董事，彼因身為本公司旗下一間附屬公司之董事而成為本公司之關連人士。此外，由於徐其鼎先生連同其聯繫人為威洋發展之控股股東，威洋發展是本公司之關連人士。因此，根據上市規則，該交易構成本公司之關連交易。除上文所述徐其鼎先生與本公司之連繫及徐其鼎先生與威洋發展其餘股東之關係外，董事就其所知、所獲資料顯示及所信，並在作出一切合理查詢後確認，威洋發展之股東均為獨立第三者，與本公司及其附屬公司之董事、最高行政人員及主要股東和彼等之聯繫人概無關連。此外，董事謹此確認就其在作出一切合理查詢後所知、所獲資料顯示及所信，於本公佈日期，威洋發展之股東概無持有本公司任何證券。

根據就本集團在該交易中之資本承擔總額（包括股本及貸款）所作之適用規模測試，按上市規則第14.07條規定之有關百分比率為超出25%但不足75%。因此，根據上市規則，該交易亦構成本公司之主要交易。

June Glory為本公司之控股股東，於本公佈日期直接及間接持有本公司股份416,585,852股，佔本公司之已發行股本約53.95%。June Glory並非(i)股東協議立約方或(ii)股東協議任何立約方或其股東之聯繫人（除June Glory透過本公司擁有之利益外），且並無於該交易中擁有任何按上市規則第2.15及2.16條所界定之重大利益。因此，June Glory毋須於本公司就批准該交易而召開之股東大會上放棄投票。此外，並無任何股東須於本公司就批准該交易而召開之股東大會上放棄投票。本公司已取得June Glory就批准該交易之決議案而發出之股東書面批准。為節省召開股東大會之時間及費用，本公司已根據上市規則第14.44及14A.43條向聯交所申請豁免該交易須經股東於股東大會上批准之規定，而聯交所已於二零零六年四月四日向本公司表示會授予該豁免。

董事會已成立獨立董事委員會，負責就該交易向獨立股東提供意見，並已委聘獨立財務顧問，負責就該交易之條款向獨立董事委員會及獨立股東提供意見。

載有（其中包括）股東協議詳情、該地塊之估值報告、獨立董事委員會就該交易向獨立股東提供之意見及獨立財務顧問就該交易所提供之意見之通函將盡早寄予股東。

背景資料

於二零零五年十二月二十一日，本公司與徐其鼎先生及徐其理先生訂立一項無約束力意向書，商訂按71:29之比例參與競投及共同開發該地塊之主要條款。於同日，本公司透過其間接全資附屬公司東方龍建參與公開招標，以人民幣160,000,000元（約153,846,000港元）競投該地塊之土地使用權，東方龍建於二零零五年十二月二十三日宣告中標。

於二零零六年一月五日，東方龍建成立項目公司，以取得該地塊之法定所有權及承辦上址之物業發展項目。本公司已繳足項目公司之註冊資本3,300,000美元（約25,740,000港元）。於項目公司成立時，徐其鼎先生獲委任為項目公司四名董事之一。

作為本公司與徐其鼎先生及徐其理先生就競投及共同開發該地塊之部份商議內容，徐其鼎先生及徐其理先生將透過威洋發展（由徐其鼎先生（連同其妻子及兒子）及徐其理先生（連同其女兒）擁有）與本集團成立一間合資公司，而威洋發展將擁有合資公司之29%股本權益。ONFEM SPV、威洋發展及東方龍建遂在此情況下訂立股東協議。

* 僅供識別

根據股東協議，金文實業將以現金代價2,900港元將東方龍建之29%股本權益轉讓予威洋發展。因此，於完成股份轉讓後，東方龍建將成為合資公司，其股權分別由本集團擁有71%及由威洋發展擁有29%，而東方龍建將繼續為本公司之附屬公司。

股東協議

日期

二零零六年四月十一日

立約方

(1) ONFEM SPV;

(2) 威洋發展，一間根據香港法例註冊成立之有限公司，其主要業務為投資控股；及

(3) 東方龍建

主體事項

股東協議詳列（其中包括）將東方龍建之29%股本權益由金文實業轉讓予威洋發展，以及如何管理和營運合資公司，包括為合資公司及項目公司作出之融資安排。

合資公司及項目公司之業務目標

合資公司為項目公司之投資控股公司，而項目公司之主要業務將為在該地塊上進行物業發展。

合資公司及項目公司之管理

合資公司及項目公司之董事會均由四名董事組成。ONFEM SPV及威洋發展分別有權委派三名及一名董事加入合資公司及項目公司之董事會。一切有關在該地塊上進行物業發展之重大事項均由合資公司或項目公司（視乎情況而定）之董事會決定。

項目公司將由ONFEM SPV及威洋發展委派之高層管理人員管理。

合資公司及項目公司之估計初步投資金額及融資安排

ONFEM SPV及威洋發展估計，在與財務機構安排並獲得其向項目公司提供融資之前，項目公司將需要合共約人民幣180,000,000元（約173,077,000港元）之融資（「**初步融資**」），以全數支付有關地價及其他前期開支，包括項目公司之註冊資本3,300,000美元（約25,740,000港元）。初步融資將由合資公司以註冊資本及股東貸款形式提供。

於二零零五年十二月九日，本公司（代表ONFEM SPV)收到威洋發展一筆為數957,000美元（約7,465,000港元）之現金，作為徐其鼎先生及徐其理先生根據本公司與徐其鼎先生及徐其理先生對訂立上述無約束力意向書的商議內容中所應付該地塊之投標按金。於完成股份轉讓後，威洋發展所付之上述款項將作為威洋發展按照其於合資公司所佔股權比例向合資公司提供之股東貸款，用以注入為項目公司之註冊資本。

根據股東協議，初步融資之剩餘金額約人民幣153,230,000元（約147,337,000港元）（即初步融資人民幣180,000,000元（約173,077,000港元）減威洋發展之注資額957,000美元（約7,465,000港元）及ONFEM SPV應佔項目公司之註冊資本2,343,000美元（約18,275,000港元））將由ONFEM SPV（及／或其指定之一間或多間公司）以股東貸款形式獨力向合資公司提供。作為本公司與徐其鼎先生及徐其理先生之部份商議內容及根據股東協議，威洋發展將會（或將促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將若干無產權負擔之物業（「**抵押物業**」）抵押予ONFEM SPV，以代替提供相當於上述初步融資剩餘金額29%之股東貸款（約為人民幣44,437,000元，或42,728,000港元）（「**超額貸款**」）。抵押物業必須獲ONFEM SPV接納，而獲接納價值總額不得低於超額貸款。所有抵押物業均為香港之房地產物業，而預期本集團將早或約於二零零六年六月透過ONFEM SPV以股東貸款形式提供上述為數約人民幣153,230,000元（約147,337,000港元）之所有初步融資之剩額。

本公司已委聘獨立專業物業估值師評估抵押物業之價值。根據獨立專業物業估值師於二零零六年三月三十一日就抵押物業進行之初步估值，抵押物業之價值合共約53,500,000港元。倘獨立專業物業估值師評估抵押物業之最終估值與上述初步估值之間存在重大差距，則抵押物業之組合可予以調整。抵押物業之最終估值將於刊發本公佈後儘快進行。

項目公司將於其資金需求超出初步融資時安排由財務機構提供所需資金。倘財務機構提供之融資不敷應用，或倘項目公司之註冊資本必須增加（除初步註冊資本3,300,000美元外），ONFEM SPV及威洋發展可（而於項目公司增加註冊資本之情況下則必須）按照各自於合資公司所佔之股權比例以股東貸款形式向合資公司提供所需資金，以便滿足項目公司不時出現之融資需要（「**進一步融資**」）。

股東協議亦規定，進一步融資可能須由ONFEM SPV不時以股東貸款形式獨力向合資公司提供，惟項目公司增加註冊資本之情況則屬例外。在此情況下，威洋發展將會（或將促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將無產權負擔並獲ONFEM SPV接納之資產抵押予ONFEM SPV，而獲接納價值總額不得低於按照威洋發展當時於合資公司所持股權比例計算之應佔股東貸款。

根據股東協議，本公司可不時委任物業估值師重估抵押物業及威洋發展根據股東協議抵押（或由威洋發展促使抵押）予ONFEM SPV之任何其他資產（「**總抵押物業**」）之價值，而倘總抵押物業之重估值（「**總抵押物業重估值**」）低於總抵押物業於各有關物業及／或資產抵押予ONFEM SPV時之估值總額（「**總抵押物業估值**」），威洋發展同意按ONFEM SPV指示安排（或促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將額外之無產權負擔資產（「**額外抵押資產**」）抵押予ONFEM SPV。額外抵押資產必須獲ONFEM SPV接納，而獲接納價值總額不得低於總抵押物業估值與總抵押物業重估值兩者間之差額。

倘(i)威洋發展無法如前段所述（於需要進一步融資之情況下）提供股東貸款或安排（或促使徐其鼎先生、徐其理先生及／或彼等各自之配偶、子女及／或由上述一位或多位人士全資擁有之公司）將獲ONFEM SPV接納之無產權負擔資產予以抵押，或(ii)威洋發展（於項目公司增加註冊資本之情況下）無法提供股東貸款，或(iii)威洋發展無法提供（或促使提供）額外抵押資產，東方龍建之股權結構將根據ONFEM SPV及威洋發展於東方龍建的注資額（包括股東貸款及抵押資產之獲接納價值）的比例作出調整。

由於在訂立股東協議時尚未能確定進一步融資（如有）之金額，故本公司於進一步融資（如有）之金額可確定時，將會遵守上市規則適用之披露及股東批准規定。

先決條件

股東協議須達成下列先決條件方可作實：

(1) 本公司須於股東大會上獲其股東批准或根據上市規則就該交易取得獲聯交所接受之股東書面批准；及

(2) 威洋發展須如上文「合資公司及項目公司之估計初步投資金額及融資安排」一段所述安排或促使將若干無產權負擔之物業抵押予ONFEM SPV。

倘第(1)項先決條件未能於二零零六年六月十五日（或ONFEM SPV與威洋發展協定之較後日期）或之前達成，股東協議將予終止，屆時股東協議之立約方均不再享有股東協議賦予之權利，亦毋須履行股東協議規定之責任，惟於終止股東協議之前已產生之權利及補償除外。倘第(2)項先決條件未能於二零零六年六月十五日（或ONFEM SPV與威洋發展協定之較後日期）或之前達成或獲豁免，股東協議將予終止，屆時股東協議之立約方均不再享有股東協議賦予之權利，亦毋須履行股東協議規定之責任，惟於終止股東協議之前已產生之權利及補償除外。

完成

股份轉讓將於ONFEM SPV以書面通知威洋發展已達成及／或獲豁免上述先決條件之後10個工作日（或ONFEM SPV與威洋發展協定之較後日期）內完成。於完成股份轉讓時，金文實業將按每股1港元之代價（相等於東方龍建之股份面值）將東方龍建（其為一間投資控股公司）之普通股2,900股（佔東方龍建之已發行股本29%）轉讓予威洋發展。合資公司之實收資本為10,000港元。威洋發展須於完成股份轉讓時就上述轉讓以現金支付所需代價2,900港元。

資金來源

ONFEM SPV投資於合資公司所需資金將來自本集團之內部資源及向財務機構借貸。本公司尚未決定ONFEM SPV於合資公司的投資總額中之利用內部資源與向外借貸之比例。於本公佈日期，本集團透過ONFEM SPV以股東貸款形式向合資公司提供合共約103,183,000港元之融資，作為支持項目公司之初步融資，其中約30,000,000港元來自銀行借貸，另約73,183,000港元則由本集團之內部資源提供。

該地塊之進一步資料

該地塊為一幅住宅用地，總面積約為310,295.5平方米，估計樓面建築面積共約237,665.4平方米。

財務影響

ONFEM SPV投資於合資公司所需資金（包括提供初步融資及超額貸款）將來自本集團之內部資源及向財務機構借貸，此舉將令本集團之負債比率上升。成立合資公司對本集團之資產淨值並無重大影響。

根據東方龍建於二零零五年十二月三十一日之未經審核管理賬目，東方龍建之淨負債約為13,000港元。因此，按東方龍建於二零零五年十二月三十一日之未經審核淨負債計算，以2,900港元將東方龍建之29%股本權益轉讓予威洋發展將為本集團帶來約6,670港元之收益（尚待審核）。本集團擬將該收益用作一般營運資金。

訂立股東協議及提供超額貸款之理由及利益

本集團主要從事房地產發展、物業租賃、專業建築及製造和貿易。誠如本公司近年刊發之年報所載，本集團明確表示將以物業發展作為其主要業務之一。於該地塊上進行物業發展項目符合本集團之業務目標。

徐其鼎先生對於在中國（尤其是南京）從事物業發展方面擁有豐富知識及經驗。徐其鼎先生曾管理及聯同其業務夥伴投資於中國南京三個住宅物業發展項目，其中一個剛於最近落成，其餘兩個則正在發售。董事認為，徐其鼎先生熟悉中國南京之物業市場情況，且具備在當地進行物業發展所需之業務及人際網絡，此等均為在該地塊上進行物業發展之有利條件。

根據就徐其鼎先生及徐其理先生與本集團合作而進行商議之結果，ONFEM SPV（或透過其指定之一間或多間公司）同意向合資公司提供超額貸款。超額貸款與合資公司所獲提供之其他股東貸款無異，同樣須按照中國就金額、年期及條款相若之貸款採用之適用利率計算利息。

董事謹此確認，股東協議之條款乃經公平原則磋商後按正常商業條款釐定，實屬公平合理，且符合本公司及股東之整體利益。

關連及主要交易

由於徐其鼎先生於訂立股東協議時為項目公司之董事，彼因身為本公司旗下一間附屬公司之董事而成為本公司之關連人士。此外，由於徐其鼎先生連同其聯繫人為威洋發展之控股股東，威洋發展是本公司之關連人士。因此，根據上市規則，ONFEM SPV與威洋發展就合資公司所達成之合資安排（包括提供超額貸款）構成本公司之關連交易。除上文所述徐其鼎先生與本公司之連繫及徐其鼎先生與威洋發展其餘股東之關係外，董事就其所知、所獲資料顯示及所信，並在作出一切合理查詢後確認，威洋發展之股東均為獨立第三者，與本公司及其附屬公司之董事、最高行政人員及主要股東和彼等之聯繫人概無關連。此外，董事謹此確認就其在作出一切合理查詢後所知、所獲資料顯示及所信，於本公佈日期，威洋發展之股東概無持有本公司任何證券。

根據就本集團在該交易中之資本承擔總額（包括股本及貸款）所作之適用規模測試，按上市規則第14.07條規定之有關百分比率為超出25%但不足75%。因此，根據上市規則，該交易亦構成本公司之主要交易。

根據上市規則第14章及14A章，該交易必須獲獨立股東於股東大會上以投票方式批准方可作實。

June Glory為本公司之控股股東，於本公佈日期直接及間接持有本公司股份416,585,852股，佔本公司之已發行股本約53.95%。June Glory並非(i)股東協議立約方或(ii)股東協議任何立約方或其股東之聯繫人（除June Glory透過本公司擁有之利益外），且並無於該交易中擁有任何按上市規則第2.15及2.16條所界定之重大利益。因此，June Glory毋須於本公司就批准該交易而召開之股東大會上放棄投票。此外，並無任何股東須於本公司就批准該交易而召開之股東大會上放棄投票。本公司已取得June Glory就批准該交易之決議案而發出之股東書面批准。為節省召開股東大會之時間及費用，本公司已根據上市規則第14.44及14A.43條向聯交所申請豁免該交易須經股東於股東大會上批准之規定，而聯交所已於二零零六年四月四日向本公司表示會授予該豁免。

董事會已成立獨立董事委員會，負責就該交易向獨立股東提供意見，並已委聘獨立財務顧問，負責就該交易之條款向獨立董事委員會及獨立股東提供意見。

載有（其中包括）股東協議詳情、該地塊之估值報告、獨立董事委員會就該交易向獨立股東提供之意見及獨立財務顧問就該交易所提供之意見之通函將盡早寄予股東。

一般事項

於本公佈日期，董事會由八名董事組成，其中五名為執行董事，即周中樞先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

釋義

「聯繫人」	指	上市規則所賦予之涵義
「董事會」	指	本公司之董事會
「本公司」	指	東方有色集團有限公司，一間於百慕達註冊成立之有限公司，其股份在聯交所上市
「關連人士」	指	上市規則所賦予之涵義
「控股股東」	指	上市規則所賦予之涵義

「董事」	指	本公司之董事（包括獨立非執行董事）
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	由董事會成立之本公司獨立董事委員會，成員包括林濬先生、馬紹援先生及譚惠珠女士（全部均為獨立非執行董事），負責就該交易之條款向獨立股東提供意見
「獨立股東」	指	不包括任何於該交易中擁有重大利益之關連人士及任何於該交易中擁有重大利益之股東在內之全體股東，而在此情況下，董事就其所知、所獲資料顯示及所信，並在作出一切合理查詢後確認，全體股東均與威洋發展概無關連，亦無於該交易中擁有重大利益
「June Glory」	指	June Glory International Limited，一間於英屬處女群島註冊成立之有限公司，並為中國五礦香港控股有限公司之全資附屬公司，亦是本公司之控股股東（定義見上市規則），於本公佈日期直接及間接擁有本公司之已發行股本約53.95%
「金文實業」	指	金文實業有限公司，一間根據香港法例註冊成立之有限公司，並為本公司之間接全資附屬公司
「該地塊」	指	一幅位於中國南京市江寧區科學園之地塊，根據東方龍建與中國江蘇省南京市國土資源局江寧分局於二零零五年十二月二十七日訂立之國有土地使用權出讓合同所載其土地編號為2005G108
「上市規則」	指	聯交所證券上市規則
「徐其理先生」	指	徐其理先生，徐其鼎先生之兄長
「徐其鼎先生」	指	徐其鼎先生，徐其理先生之弟弟
「東方龍建」或「合資公司」	指	東方龍建有限公司，一間根據香港法例註冊成立之有限公司，於完成將其29%股本權益由金文實業轉讓予威洋發展之前為本公司之間接全資附屬公司。目前東方龍建之股權分別由金文實業及SL（以信託形式代表金文實業）擁有99.8%及0.2%；而於完成將東方龍建29%股本權益由金文實業轉讓予威洋發展之後，則分別由金文實業、SL（以信託形式代表金文實業）及威洋發展擁有70.8%、0.2%及29%
「ONFEM SPV」	指	金文實業及SL
「中國」	指	中華人民共和國，就本公佈而言並不包括香港、澳門特別行政區及台灣
「項目公司」	指	龍建（南京）置業有限公司，一間於二零零六年一月五日在中國成立之公司，並由東方龍建全資擁有
「股份轉讓」	指	金文實業根據股東協議之條款及條件將東方龍建之29%股本權益轉讓予威洋發展
「股東」	指	股份之持有人
「股東協議」	指	由ONFEM SPV、威洋發展及東方龍建於二零零六年四月十一日訂立之東方龍建股東協議
「股份」	指	本公司已發行股本中每股面值0.10港元之股份
「SL」	指	Stillpower Limited，一間根據香港法例註冊成立之有限公司，並為本公司之間接全資附屬公司
「聯交所」	指	香港聯合交易所有限公司
「該交易」	指	成立合資公司，包括提供超額貸款
「威洋發展」	指	威洋發展有限公司，一間根據香港法例註冊成立之有限公司，其股權分別由： 徐其鼎先生擁有26.67%； 徐其理先生擁有23.33%； 徐其鼎先生之妻子丘曼真女士擁有10%； 徐其鼎先生之兒子徐鋒先生擁有15%； 徐其鼎先生之兒子徐毅先生擁有15%；及 徐其理先生之女兒徐丹女士擁有10%
「工作日」	指	香港銀行慣常開放營業之日（不包括星期六）
「港元」	指	港元，香港之法定貨幣
「人民幣」	指	人民幣，中國之法定貨幣
「美元」	指	美元，美國之法定貨幣
「%」	指	百分比

除另有說明外，人民幣及美元兑港元乃分別按1.00港元＝人民幣1.04元及1美元＝7.8港元之匯率換算。該換算並不代表有關金額經已按照、本可按照或可以按照任何特定匯率換算。

承董事會命
東方有色集團有限公司
董事總經理
王幸東

香港，二零零六年四月十一日